EXHIBIT 99.42

Fortuna increases silver production by 96% in 2009, issues production guidance for 2010

January 18, 2010: Fortuna Silver Mines Inc. (TSX: FVI / Lima Exchange: FVI) is pleased to report that the 2009 production performance figures for the Caylloma mine in Peru confirm the 3rd successive year of silver production growth for the Company.  Production of all key metals increased substantially over 2008 as mine output, mill throughput and silver grades increased, and recoveries improved.  A full table of metal production by quarter is attached at the end of this release. Full year production highlights include:

•	In 2009 Caylloma produced 1,685,026 ounces of silver, a year-on-year increase of 96% over 2008 production (861,176 oz Ag).

•	Production of zinc at 28.4M lbs and lead at 25.1M lbs increased 22% and 52% respectively over 2008.

•	Unaudited financial results indicate gross revenues in excess of US$50m for the full year 2009, an increase of at least 90% on 2008’s revenue of $26.3m.

Mr. Jorge Ganoza, CEO of the Company, commented: “The Caylloma Mine is a success story for Fortuna. It has delivered three consecutive years of silver production expansion and unit cost reduction.  We expect to maintain production of all commodities at close to current levels during 2010 with the exception of copper, which should ramp up to 1M pounds.  Future growth will come from the development of our San Jose Project in Mexico.  We have all the required permits in place for San Jose and a strong treasury, which will enable us to launch the construction of Fortuna’s second mine in the first quarter of 2010.”

San Jose Project Update

With the recent granting of the Change of Land Use permit (see Fortuna news release dated December 14, 2009), Fortuna now has all of the key permits necessary to start construction at San Jose.  The Company expects to publish a pre-feasibility and start construction activities during the first quarter of 2010. The Company looks forward to commissioning San Jose in 2011, which will drive further growth in Fortuna’s silver production.

Fortuna has also signed a commitment letter to enter into a $20-million (U.S.) senior secured revolving credit facility with the Bank of Nova Scotia.  The proceeds of the facility, which complement Fortuna's strong cash position, are intended in part for the development of the San Jose project in Mexico.

Important developments for the San Jose project during the second half of 2009 include:

•
On October 23rd, the Environmental Impact Study was approved by the SEMARNAT (Mexican Environmental Agency) which allows for the construction of a 1,500 tpd underground operation with a processing plant that will use conventional flotation for production of high grade silver and gold concentrates.

•	Metallurgical tests run by Metcon Research yield over 90% recoveries for both silver and gold without the use of cyanide.

•
On October 26th, a new NI 43 – 101 compliant resource estimate was disclosed where the Indicated Resources increased by 112%.  Currently, Indicated Resources are 37.6 million ounces of silver equivalent and Inferred Resources are 30.4 million of ounces of silver equivalent.

Production Guidance for 2010

Management is pleased to provide a 2010 production guidance for Caylloma.  The Company expects to sustain silver production at 1,700,000 ounces, with base metal production also remaining level at current rates.

2010 Production Guidance

Metal production	2010 (Forecast)	2009	2008	2007
Silver (oz)	1,700,000	1,685,000	860,000	480,000
Zinc (lb)	28,400,000	28,439,000	23,300,000	13,900,000
Lead (lb)	25,200,000	25,133,000	16,500,000	8,300,000
Copper (lb)	1,000,000	189,000	--	--

A Technical Report on Reserves and Resources for the Caylloma Mine is available on the Company’s website at www.fortunasilver.com.

Qualified Person

Mr. Miroslav Kalinaj, P. Geo., is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information in this news release.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

Forward-Looking Statements

Certain statements in this presentation constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action.  These include estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Exchange: FVI

Investor Relations:
Lima office: Carlos Baca - Tel:  51.1.616.6060
Vancouver office:  Erin Ostrom - Tel:  604.484.4085

2009 Production Performance Figures for Fortuna’s Caylloma Mine.

	Q I - 2009	Q II – 2009	Q III - 2009	Q IV – 2009	2009

Processed ore (t)	91,449	100,881	105,241	97,989	395,561

Head grade
Ag (g/t)	147.81	160.42	146.54	165.05	154.96
Zn (%)	3.83	3.82	3.58	3.42	3.66
Pb (%)	3.11	3.20	2.95	3.14	3.10
Cu (%)	0.23	0.26	0.26	0.24	0.25

Recovery(%)
Ag (1)	84.6	86.5	84.2	86.4	85.4
Zn	90.0	88.5	88.6	89.1	89.1
Pb	93.0	92.5	93.2	93.3	93.0
Cu (2)	-	-	-	-	-

Metal produced
Ag (oz) (3)	367,986	450,020	417,571	449,449	1,685,026
Zn (lb)	6,948,967	7,527,015	7,365,674	6,597,229	28,438,884
Pb (lb)	5,831,316	6,587,799	6,391,655	6,322,356	25,133,125
Cu (lb)	-	49,865	44,848	94,227	188,940

(1)	Silver recovery in lead and copper concentrate
(2)	Copper recovery not reported as circuit was fully commissioned in December 2009
(3)	Silver production in lead and copper concentrates